UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated December 19, 2016
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
(Reg. No. 2002/031431/06)
(Incorporated in the Republic of South Africa)
(“Sibanye Gold” or “the Company”)
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
DEALING IN SECURITIES
Westonaria, 19 December 2016. In compliance with paragraphs 3.63 to
3.74 of the Listings Requirements of JSE Limited ("the
Listings Requirements") we hereby advise that Mr NJ Froneman,
Chief executive Officer of Sibanye Gold Limited, has bought and/
or sold Performance Shares which were granted to him on 1 May
2013 (“the Grant Date). Mr Froneman has also bought and/ or sold
Bonus Shares which were awarded to him in terms of The Sibanye
Gold Limited 2013 Share Plan on 2 March 2015 and 1 March 2016 to
settle the associated tax liability
.
Performance Shares are conditionally awarded with the final
number settled after three years dependent on market and non-
market conditions being met. The number of shares to be settled ranges from 0% to 200% of the conditional award. The determined number of Performance Vesting Restricted Shares are settled to the participant in shares.
Bonus Shares are linked to the annual bonus whereby the
equivalent of two-thirds of the cash bonus is granted in Bonus
Shares.
Details of the transactions are set out below:
Name
NJ Froneman
Position Chief Executive Officer
Company Sibanye Gold Limited
Nature of interest Direct and Beneficial
Nature of transaction On market sale of Performance Shares
to cover associated tax liability.
Transaction Date 15 December 2016
Number of Shares 473 672
Class of Security Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R22.5000
R22.5700
R22.5021
Total Value R10 658 614.71
Vesting Period The Performance Shares vest on the
third anniversary of the Grant Date.
Nature of transaction On market sale of Bonus Shares to
cover associated tax liability
Transaction Date 15 December 2016
Number of Shares 25 464
Class of Security Ordinary shares

Market Price per share:
Low –
High –
VWAP -
R22.5000
R22.5700
R22.5021
Total Value
R572 993.47
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of transaction
On market sale of Bonus Shares to
cover associated tax liability.
Transaction Date
15 December 2016
Number of Shares
14 893
Class of Security
Ordinary shares
Market Price per share:
Low –
High –
VWAP -
R22.5000
R22.5700
R22.5021
Total Value
R335 123.78
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of transaction
On market purchase of Performance
Shares
Transaction Date
15 December 2016
Number of Shares
589 412
Class of Security
Ordinary shares
Market Price per share
R24.5278
Total Value
R14 456 979.65
Vesting Period
The Performance Shares vest on the
third anniversary of the Grant Date.
Nature of transaction
On market purchase of Bonus Shares
Transaction Date
15 December 2016
Number of Shares
31 610
Class of Security
Ordinary shares
Market Price per share
R24.5278
Total Value
R775 323.76
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
Nature of transaction
On market purchase of Bonus Shares
Transaction Date
15 December 2016
Number of Shares
18 548
Class of Security
Ordinary shares
Market Price per share
R24.5278
Total Value
R454 941.63
Vesting Period
Vest in equal parts on 9 months and
18 months of the Grant Date.
In terms of paragraph 3.66 of the Listings requirements the
necessary clearance to deal in the above securities has been obtained.
ENDS
Contact
James Wellsted

SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor
Sponsor: J.P. Morgan Equities South Africa Proprietary Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
Dated: December 19, 2016
By:
/s/ Charl Keyter
Name:
Charl Keyter
Title:
Chief Financial Officer